Janine LaRosa

LICENSING

-NCBTMB License

-New York State license -New Jersey State license -Nevada license

-AMTA insured -CPR certified -Liability Insurance (AMTA)

OBJECTIVE

To develop a professional, ethical, client centered and therapeutic massage career.

EDUCATION

Attended the Swedish Institute of Massage Therapy. Graduating with an Associates Degree in Occupational Sciences in April 2010.

QUALIFICATIONS

Shiatsu, Swedish massage, deep tissue massage, sports massage, chair massage, reflexology, polarity, pregnancy massage, hot stone, trigger point, experienced in body treatments, body wraps, Himalayan salt stone massage.

EXPERIENCE

Hand and Stone, Hoboken: October 2021 to Current

Body Balance Massage & Skin Care Spa, Hoboken: January 2020 to March 2020 (covid).

Hand and Stone, Hoboken: May 2019 to August 2019

Body Balance Massage & Skin Care Spa, Hoboken: February 2018 to April 2019 (facility had a fire)

Massage Envy, NJ and NYC: October 2013 to November 2018

WSOP, Nevada: May 2013-July 2013

The New York Palace, NYC: October 2011- May 2013

Spa H, Hoboken: October 2009- September 2011

Pleasant Road Spa, Hoboken: August 2009- October 2009

Clinic I, II, III at Swedish Institute: responsible for intake interview, treatment given during session, SOAP note taking.

Clinic I:

Relaxation Swedish Massage on a variety of 6 different clients requiring a plan that would deal with

specific problems, SOAP note taking,. Clinic II:

Shiatsu Massage on 6 different clients within 6 weeks requiring a much-needed plan and specific ailments that clients came in with.

Clinic III:

Deals with 2 of the same clients and specific treatments for their medical problems. Six weeks from a western perspective and six weeks from an eastern perspective. Client 1 with post-laminectomy of the lumbar spine; Client number 2 had a lateral curvature of the spine with chronic head, neck and back problems External Clinical Rotation

Hospital for Special Surgery:

Performed chair massage to staff members, seniors waiting to get surgery on hip, and relatives waiting for them

The Millennium Hotel:

Performed post event sports massage to a number of runners in the New York City Marathon

St Vincent's Hospital:

Performed chair massage to a number of patients with Cancer who were involved with chemotherapy treatment and under much stress and uncomfortably

Other Work Experience:
FEENIX FILMS, LLC
Nov 2008 – Current
Founding Member/ Social Outreach Coordinator / Executive Board Member

Created and implemented social outreach policy for networking opportunities.

Co-produced award-winning film *Clandestine*, winner of 49th Annual WorldFest-Houston Gold Remi for Crime Drama.

Co-produced award-nominated films *DEALeR* and *Nicky Newark*.

Co-produced Feenix Film's first production Lock-Load-Love

Winner of FlipSideTV's "Most Watched of the Fest" and "Audience Choice" Awards as Producer of *DEALeR* in 2012.

Officially Selected producer of film festivals all over the US since 2010.

Invited and spoke with college students studying filmmaking at Lake Champlain College.